Steve Rooney joins Sapiens’ DECISION team as
Executive Vice President, Global Sales

Holon, Israel – March 24, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Steve Rooney has joined the company’s DECISION division as Executive Vice President, Global Sales. The appointment comes on the heels of the recent addition of Gary Sherne and continues the company’s expansion of its executive team to support the significant market momentum and growing global demand for its products and services.

Rooney brings over two decades of global experience to Sapiens, having held sales and consulting practice leadership positions in a number of organizations which include Regulatory DataCorp, NICE-Actimize, and SunGard. During his tenure at NICE-Actimize, Rooney was key in managing the growth of the business from $5 million to over $100 million in revenue in just seven years. In addition to his proven sales and leadership experience, Steve brings wide expertise in the Risk & Compliance vertical market.

Rooney said “This is a great opportunity and a great time to join the Sapiens team. The recent success of DECISION across multiple verticals has created a tremendous amount of attention from the market. I look forward to playing a role in helping to maximize Sapiens’ global presence and further strengthening its already strong market position.”

Commenting on the Rooney appointment, Rami Doron, Sapiens Managing Director of DECISION, said, “We welcome Steve to the Sapiens team and are confident in his ability to help us achieve our vision. Steve brings a wealth of global leadership experience that will help us meet our aggressive growth targets.”

In his new position, Rooney will initially focus on the goal of unifying the Sapiens DECISION sales strategy, sales process, and marketing strategy under a single global umbrella to best leverage the company’s 2013 DECISION success and to maximize its global market growth potential. He will be based in the Sapiens New York office and will lead the world-wide DECISION sales, pre-sales and SME organization.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara, Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com